EXHIBIT 99.1

North American Construction Group Expands Key Contract in Queensland Australia

Increases Revenue Visibility and Contractual Backlog by $125 Million

ACHESON, Alberta, April 21, 2026 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA), a premier global provider of heavy civil construction and mining services, today announced that its wholly owned subsidiary MacKellar Group (“MacKellar”) has amended and expanded an existing five-year contract with a leading metallurgical coal producer in the state of Queensland, Australia. The previous contract, announced in August 2024, had transitioned equipment under contract from dry rental to fully maintained fleets and awarded the construction of an on-site maintenance facility.

The amended and expanded five-year contract maintains the expiry date of September 30, 2029 and continues to qualify as contractual backlog based on minimum hour commitments in the agreement. The expanded scope, which includes additional fully maintained equipment and related services, is expected to generate approximately $125 million of incremental revenue and increases MacKellar’s scope at that mine site by approximately 50%. The expanded contract is consistent with the financial outlook previously contemplated in the Company’s full year 2026 guidance.

The expanded scope is set to commence May 1, 2026 and reach full run rate by August 2026. Of the thirteen additional units supporting this growth, eight Komatsu 240-ton haul trucks were already purchased in December 2025 and publicly announced as part of the Company’s fleet optimization initiatives, reflecting NACG’s early positioning for this expected customer demand. The remaining five units are expected to be acquired as growth capital during the second and third quarters of 2026 at an estimated cost of approximately $25 million.

“This contract expansion reflects the confidence our customer continues to place in our team and MacKellar’s strong operating performance,” said Barry Palmer, Chief Executive Officer of NACG. “It adds meaningful revenue visibility and contractual backlog, while also highlighting the disciplined way we deploy capital against identifiable demand. With MacKellar and Iron Mine Contracting, we continue to strengthen our Tier 1 contractor platform in Australia and enhance our ability to capture additional opportunities across the region.”

About the MacKellar Group
Operating since 1966, and as a wholly owned subsidiary of NACG since 2023, MacKellar has an enviable reputation in Australia for performance and reliability. MacKellar and the recently acquired Iron Mine Contracting have established a Tier 1 contractor platform to serve Australian mining customers country wide.

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan,” “potential”, “should”, “target”, “will”, “may” or the negative of those terms or other variations of them or comparable terminology. Forward-looking information in this includes, but is not limited to, statements with respect to: the expected proforma contractual backlog; sustaining capital on a combined company basis; free cash flow on a combined company basis; and expected growth in NACG’s exposure to rare earth and critical minerals and its recognition as a Tier 1 contractor in Australia; the anticipated financial performance for the full year 2026, including projections for combined revenue, adjusted EBITDA, adjusted earnings per share, sustaining capital spending, free cash flow, and growth capital spending. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Management Discussion and Analysis for the three months and year ended December 31, 2025 (“MD&A”). There can be no assurance that the forward-looking information will prove to be accurate. Actual results could differ materially from those contemplated by the forward-looking information including: general market performance including capital market conditions and availability and cost of credit; foreign currency and exchange risk; performance of the market sectors that the Company serves; impact of factors such as increased pricing pressure and possible margin compression; the regulatory and tax environment; the ability of the Company to execute its financing plans; risks relating to legal proceedings to which the Company is or may become a party; and other risks detailed from time to time in the Company’s filings with the Canadian securities regulators. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.